

Mail Stop 6010

June 11, 2008

Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

     Re: **Haemonetics Corporation**
           Form 10-K for the Fiscal-Year ended March 31, 2007
           Filed May 25, 2007
           File No. 000-14041

Dear Mr. Lindop:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief